[Letterhead of Baker McKenzie, LLC]

VIA EDGAR

January 13, 2010

Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Redwood Mortgage Investors VI,
    a California Limited Partnership
Form 10-K for the year ended December 31, 2008
File No. 0-17573

Dear Ms. Barberich:

We represent Redwood Mortgage Investors VI, a California Limited Partnership (the “Partnership”).  This letter is in reference to the comment letter, dated January 6, 2010, from the staff of the Securities and Exchange Commission, related to the above filing.

As I indicated in a voicemail message that I left for Duc Dang, SEC Staff Attorney, the Partnership plans to respond to this comment letter by or before February 26, 2010.  Please contact me know if this schedule is in any way a problem.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader

SJS/jle